Exhibit 99.1

Press release

Biophytis announces the success of its capital increase

with preferential subscription rights for approximately €1.96 million

Paris (France) and Cambridge (Massachusetts, United States), November 20, 2023 – 07:00am – Biophytis SA (Nasdaq CM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company focused on the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, today announces the successful completion of its capital increase with shareholders' pre-emptive subscription rights (DPS) through the issue of shares with redeemable share warrants (ABSAR), for an amount, including issue premium, of approximately €1.96 million (the "Capital Increase").

Stanislas Veillet, Co-founder, and CEO of Biophytis, said: "I would like to thank all the shareholders and investors who have contributed to the success of this capital increase and expressed their confidence in our strategy. This operation will help to finance the next major steps in our development. As part of the COVA programme, Biophytis is conducting discussions with the European and American regulatory agencies to define the conditions for market access and to extend the scope of its indication to respiratory viral diseases other than COVID-19, such as influenza. As for the SARA programme, the Company is actively seeking global or regional partners to start the SARA-31 clinical study, which will be the first phase 3 study ever launched in sarcopenia".

Considering the net proceeds of this operation, as well as the bond financing facility in place with Atlas Capital, which may give rise to additional financing of €20 million, the Company can ensure the continuity of its operations for at least the next 12 months.

Results of the Capital Increase

At the end of the subscription period, which ran from 30 October 2023 to 13 November 2023 (inclusive), subscription requests totalled 45,247,404 ABSAR, broken down as follows:

▪	39,283,182 ABSAR were subscribed on an irreducible basis;

▪	5,964,222 ABSAR were subscribed for on a reducible basis and were allocated in full.

Considering the number of ABSAR subscribed for at the end of the period on irreducible and reducible basis, the commitments to subscribe to the Capital Increase made by the Chairman and CEO and by a group of investors were called up for free subscriptions amounting to €1,539,024.92, corresponding to 165,486,550 ABSAR, bringing the total amount subscribed to 75% of the issue.

The capital increase thus amounts to €1,959,825.77 and involves the issue of 210,733,954 ABSARs, subscribed at a price of €0.0093.

As a result, the Company's share capital following the Capital Increase will amount to €1,947,047.49, divided into 973,523,747 shares with a par value of €0.002 each1.

Settlement and delivery of the new shares and the attached redeemable equity warrants (BSAR), as well as their admission to trading on Euronext Growth Paris, are scheduled for 22 November 2023. The new shares will carry dividend rights and will be listed on the same quotation line as the existing shares, under ISIN code FR0012816825, and the BSARs will be listed on a separate quotation line under ISIN code FR001400LN79.

1 Note that on 4 October 2023 and 7 November 2023 respectively, 15,151,515 new shares and 13,513,513 new shares were issued following the conversion of ORNANE bonds previously issued by the Company.

The BSARs may be exercised at any time until 31 December 2026. One (1) BSAR will give the right to subscribe for one (1) new ordinary share (the "Exercise Parity"), in return for payment of an exercise price of 0.012 euro.

The new shares resulting from the exercise of the BSARs will be the subject of periodic applications for admission to trading on the Euronext Growth Paris market on the same quotation line as the Company's existing shares under the same ISIN code FR0012816825.

Impact on the shareholder's situation

As an indication, the impact of the Capital Increase on the interest in the Company's capital of a shareholder holding 1.00% of the share capital prior to the Capital Increase and not subscribing to it (in %) is as follows:

	Undiluted base[2]	Diluted basis[3]
Before issue of ABSARs from the Capital Increase	1.00%	0.77%
After issue of 210,733,954 ABSAR from the Capital Increase	0.70%	0.58%

Impact on equity

For information purposes, the impact of the Capital Increase on the share of consolidated equity per share (in euros) is as follows:

	Undiluted base[4]	Diluted basis[5]
Before issue of ABSARs from the Capital Increase	(0.0045)	(0.0034)
After issue of 210,733,954 ABSAR from the Capital Increase	(0.00033)	(0.00027)

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About Biophytis

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. Sarconeos (BIO101), our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of Sarconeos (BIO101) in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project). A pediatric formulation of Sarconeos (BIO101) is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040).

2 On the basis of negative consolidated shareholders' equity of €3.354 million at 30 June 2023.

3 On 30 September 2023, there were 223,205,234 shares to be issued on exercise of securities giving access to the Company's capital.

4 On the basis of negative consolidated equity of €3.354 million at 30 June 2023.

5 On 30 September 2023, there were 223,205,234 shares to be issued on exercise of securities giving access to the Company's capital..

For more information, visit www.biophytis.com

Contacts

Investor Relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

Disclaimer

This press release does not constitute an offer to sell or buy shares, and there will be no selling of ordinary shares in a state or jurisdiction where such an offer, solicitation or sale would be unlawful prior to qualification under the securities laws of such state or jurisdiction.

Distribution of this press release may be subject to specific regulations in certain countries. Individuals in possession of this document are required to inform themselves of and comply with any local restrictions.

This press release constitutes a promotional communication and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and of the Council of November 4, 2003, as amended, in particular by Directive 2010/73/EU of the European Parliament and of the Council of November 24, 2010, as amended and as implemented by each of the Member States of the European Economic Area (the “Prospectus Directive”).

As regards Member States of the European Economic Area other than France (the “Member States”) that have implemented the Prospectus Directive, no action has been taken or shall be taken to allow for an offer to the public of the securities referred to in this press release requiring the publication of a prospectus in any Member State. As a result, the securities may be offered in Member States only: (a) to legal persons who are qualified investors as defined in the Prospectus Directive; or (b) in other cases not requiring the Company to publish a prospectus pursuant to the Prospectus Directive and/or applicable regulations in this Member State, provided that such an offer does not require the Company to publish a supplement to the prospectus in accordance with the requirements of the Prospectus Directive.

This press release and the information it contains do not constitute an offer to buy or sell securities or an invitation to buy or subscribe to securities or an invitation to sell securities in the United States, the United Kingdom, Canada, Australia, Japan or any other jurisdiction in which the issue may be subject to restrictions. This press release must not be published, released or distributed, directly or indirectly, in the United States, the United Kingdom, Canada, Australia or Japan.

The securities concerned by this press release have not been and shall not be registered within the meaning of the US Securities Act of 1933 as amended (the “US Securities Act”) and may not be offered or sold in the United States without registration or exemption from the requirement to register in accordance with the US Securities Act.

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